

March 5, 2014

Via E-mail
Nicholas Woodman
Chief Executive Officer and President
GoPro, Inc.
3000 Clearview Way
San Mateo, CA 94402

Re: GoPro, Inc.
Draft Registration Statement on Form S-1
Submitted February 7, 2014
CIK No. 1500435

Dear Mr. Woodman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company Overview, page 1

2.   Please concisely explain your dual class structure, Mr. Woodman's ability to control matters submitted to stockholders and, if applicable, the exemptions available to you as a "controlled company" under stock exchange listing standards.

3.   Your disclosure in the first paragraph indicates that you presently are a "new media company;" however, your disclosure in the third paragraph indicates that substantially all of your revenue derives from the sale of hardware products and your disclosure on page 24 indicates that you presently are "investing to scale" yourself as a media entity. Accordingly, please revise the first paragraph of the summary to highlight your hardware business and to clarify the present status of your media business.

Our Business Focus, page 1

4.   We note references to third party information throughout the prospectus, including, but not limited to, references to information from the NPD Group, Pew Research, and IDC. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us if any reports were commissioned by you for use in connection with this draft registration statement, and, if so, please file the consent as an exhibit to your first public filing.

Enjoy, page 2

5.   Here and elsewhere in the document where you provide statistics regarding users and usage on social media platforms, revise to state explicitly that you do not derive revenue from the distribution of GoPro content or from "social engagement."

6.   Please provide us with support indicating how the data included in the four bullet points at the bottom of page 2 was calculated. Also, here and elsewhere in the document where you quantify the number of users, "likes," followers or subscribers to your programming on a "GoPro Channel," or the number of times this programming has been viewed, please revise to clarify whether these figures include individuals with multiple accounts, deactivated or inactive accounts, or multiple views by the same users.

The virtuous cycle, page 3

7.   Reconcile the description of the "virtuous cycle" with your disclosure on page 17 that you do not expect to continue to grow revenue and profitability in the future at the same rate as you have in the past.

Consumers want compelling content on demand, page 3

8.   We note your disclosure on page 87 indicating that Xbox has not yet commenced
        distribution of your programming. Accordingly, please revise to clarify the status of this
        initiative.

Our independent registered public accounting firm…, page 28

9.   We note that you attribute identification of the material weakness in your internal control
        over financial reporting at December 31, 2011 and 2012 to your independent registered
        public accounting firm. However, we note that PricewaterhouseCoopers has not, and was
        not required to opine on the effectiveness of your internal control over financial reporting
        at those dates. Please describe to us the nature and extent of the role played by
        PricewaterhouseCoopers in identifying the material weaknesses and revise the section to
        clarify the extent to which any statements should be attributed to your management as
        opposed to your auditor. In this regard, please refer to the guidance provided in the
        Division of Corporation Finance's Securities Act Rules Compliance and Disclosure
        Interpretation 233.02 available on the Commission's web site at
        http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Capitalization, page 43

10.   Please revise to remove cash from the capitalization table since cash is not a component
        of your capitalization. As an alternative, the company may disclose the amount of its cash
        in the text before the table.

Factors Affecting Performance, page 53

11.   We note your disclosures on pages 2, 85 and elsewhere regarding social media metrics
        concerning your GoPro Network and GoPro Channels. To the extent management uses
        these metrics as key indicators of operating performance, please identify the specific
        metrics used and address them in your Results of Operations, as appropriate. Also
        provide an explanation of your calculations. For guidance, please refer to Part III.B.1 of
        Interpretive Release No. 33-8350 (December 19, 2003), available on the Commission's
        website.

12.   Please describe any known trends or uncertainties that have had, or that you reasonably
        expect will have, a material favorable or unfavorable impact on sales or results of
        operations. For example, we note the significant variability among quarterly results as
        illustrated in the table at the top of page 65 reflecting a significant decline in your gross
        margin over the past six quarters, coupled with your disclosure on page 17 that you do
        not expect to continue to grow revenue and profitability in the future at the same rate as
        you have in the past. Please refer to Regulation S-K, Item 303(a)(3)(ii) for guidance.

Components of our results of operations and financial condition, page 54

13.   In the first bullet point under <u>Revenue</u> on page 54, you refer to using the "sell in" method. Please briefly explain how you define the "sell in" method.

Revenue, page 58

14.   On page 53 you define "units shipped" as individual packaged camera units and you make reference to the units shipped in your discussion of your results of operations. Please tell us why the discussion of your results does not also include the impact of accessory sales.

15.   With regard to your use of the metric "units shipped," please clarify whether this metric reflects the gross number of units shipped or the number of units shipped net of returns, warranty claims or other factors impacting revenues.

Cost of revenue, gross profit and gross profit margin, page 59

16.   Please revise the second sentence on page 59 to disclose the extent to which each factor contributed to the increase in your cost of revenues. Please also disclose the extent to which the production problems that you identify on page 18 contributed to this increase, if material. Finally, please also disclose the underlying reason why warranty, freight and shipping costs increased in this period.

Common stock valuations, page 76

17.   Please tell us the estimated initial public offering price range. To the extent that there is a significant difference between the estimated grant-date fair value of your common stock during the past twelve months and the estimated IPO price, please discuss for us each significant factor contributing to the difference.

Share, page 84

18.   Please provide us support for the claim that your "Basic Audience Rate of Engagement score," on average, exceeded that of other leading consumer brands identified in your disclosure. Please also tell us how you selected the other brands and tell us whether you are aware of any other brands that, on average, scored higher than you. Finally, please explain what constitutes a "conversation" for purposes of this metric.

Consumers want compelling content on demand, page 87

19.   Please revise your disclosure here and elsewhere in the prospectus, as appropriate, to discuss material terms of your arrangement with Virgin America and your agreement with Microsoft regarding its Xbox Live platform.

Manufacturing, logistics and fulfillment, page 96

20.   We note that you disclose terms of your arrangements with Chicony and that you have submitted the Design, Manufacturing and Supply Agreement as an exhibit. Please similarly disclose material terms of your manufacturing arrangement with Sky Light and your research and development relationship with Ambarella and submit any material contracts as exhibits to the draft registration statement.

Competition, page 100

21.   We note your disclosure that you believe your devices "enable differentiated use cases" than competing devices; however, other than the availability of GoPro Studio and the GoPro App and various accessories, it is not clear how your cameras themselves are differentiated from your competitors' cameras or other capture devices. Please clarify. Please also expand your disclosure to provide the bases for your belief that you compete favorably with respect to the factors listed in the last paragraph of this section. Finally, expand your discussion of the competitive landscape for cameras and other capture devices. For instance, explain the limitations of traditional cameras or alternative devices that your devices are intended to address, and describe any barriers to entry into the marketplace that your competitors may face.

Intellectual property, page 101

22.   We note your disclosure that you hold design and utility patents for "various aspects" of your cameras. Revise to clarify which aspects of your cameras your intellectual property specifically protects.

23.   Please also revise your disclosure to discuss the allocation of intellectual property rights under your arrangements with your manufacturers. In particular, please revise to discuss whether your intellectual property rights have changed with the transition in your manufacturing agreements which you discuss on page 96. In this regard, your disclosure on page 96 suggests that you did not own the intellectual property related to products developed by your manufacturing partners under the prior manufacturing model.

Executive officers, page 103

24.   We note your disclosure that from March 2006 to January 2013, Ms. Richardson provided consulting and management services "for a variety of companies." Please revise to ensure you have identified each of Ms. Richardson's principal employers during the past five years.

Employment, severance and change in control agreements, page 112

25.   Please revise to disclose material terms of your employment agreement and your change
       in control severance agreement with Mr. Lazar.

Principal and Selling Stockholders, page 127

26.   From the table on page 128, the current ownership of Class A shares is unclear. For
       instance, it is unclear whether you have disclosed all greater than 5% holders of your
       Class A common stock. Please advise or revise.

Consolidated statements of operations, page F-4

27.   We note the reconciliation of net income to net income (loss) attributable to common
       stockholders provided in Note 8. Tell us how you considered the guidance in SAB Topic
       6-B in concluding on the appropriate presentation of net income (loss) attributable to
       common stockholders on the face of the statements of operations.

Note 2. Basis of presentation, page F-7

Changes in classification, page F-7

28.   We note you made a reclassification related to your December 2012 preferred stock
       dividend by increasing redeemable convertible preferred stock by $25.2 million and
       additional paid-in capital by $54.9 million. Please tell us how the transactions were
       originally recorded and the accounting basis for the current classification. Cite the
       accounting literature supporting the reclassification.

Note 3. Summary of significant accounting policies, page F-9

Revenue recognition, page F-11

29.   With respect to your valuation of implied post contract support (PCS) using the best
       estimate of selling price (BESP), please tell us how you determined the BESP. Describe
       the process for valuing this deliverable, including your assessment of the value of future
       unspecified firmware upgrades and the amount of time and support estimated to be
       incurred. Also discuss how you determined that the amortization period of the PCS is
       one year.

Advertising costs, page F-14

30.   Given the significance of your advertising costs in each period presented and your
       disclosure of sponsorship commitments (such as the disclosure on page F-42), please
       summarize for us the significant terms of your sponsorship commitments. Discuss the
       company's evaluation of the executory contracts and whether the related costs were and

should be recognized as advertising costs. The discussion should include the accounting policy applied to these contracts. Refer to FASB ASC 720-35-15-4 and 720-35-25-6.

Note 8. Net income per share attributable to common stockholders, page F-31

31.   With respect to the table on page F-32 showing your calculation of the numerator for earnings per share for each period presented, please respond to the following:

- Explain how you determined the amount of common stock distributed earnings and reconcile to the consolidated statements of redeemable convertible preferred stock and stockholders' equity (deficit) on page F-5.
- Similarly explain how you determined the amount of preferred stock distributed earnings, net of accumulated accretion and reconcile to page F-5.
- You disclose on page F-20 that the preferred stock is entitled to receive any noncumulative dividends on an equal basis with common stock. Explain how you determined the amount of undistributed earnings allocable to holders of preferred stock for each period presented. Refer to FASB ASC 26-10-45-60B.

32.   Please explain why the calculation of supplemental pro forma net income per share is computed based on the number of shares whose proceeds would be necessary to repay the outstanding credit facility balance at September 30, 2013, and not based on the number of shares whose proceeds would be necessary to pay the dividend to the extent that the dividend exceeded earnings in fiscal 2012. Further, please explain why the numerator in the calculation should be adjusted to reverse the interest expense, net of tax on the credit facility. Please refer to SAB Topic 1.B.3.

Note 9. Financing arrangements, page F-36

Credit facility, page F-36

33.   Please disclose the face amount of the term loan facility and the related amount of debt discount, as well as the effective interest rate. Refer to FASB ASC 835-30-45-1A and 45-2.

Note 14. Concentrations of risk and segment information, page F-44

34.   On page F-7, you disclose that product offerings include cameras and accessories. Please tell us how you considered the disclosures of revenues by products in FASB ASC 280-10-50-40.

Exhibits, page II-4

35.   Please refer to Regulation S-K, Item 601(b)(10)(ii)(A) and submit the agreement with Foxteq Holdings that is referenced on page 125. Please also submit the agreements referenced in "Share of proceeds from sale of equity securities" on pages 124-125 as

exhibits. Finally, please submit the credit facility entered into in December 2012 as an exhibit to the draft registration statement, or tell us why you do not believe it is required.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Kevin Kuhar at (202) 551-3662 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Counsel, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc: Via E-mail
        Daniel J. Winnike, Esq.
        Fenwick & West LLP